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            December 22, 2022

       Liyuan Woo
       Chief Financial Officer
       Beauty Health Co
       2165 Spring Street
       Long Beach, CA 90806

                                                        Re: Form 10-K filed
March 1, 2022
                                                            File No. 001-39565

       Dear Liyuan Woo :

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




            Sincerely,


            Division of Corporation Finance

            Office of Industrial Applications and

            Services